Exhibit (d)(2)

ELECTROGLAS, INC.

AMENDMENT NO. 1

TO

2001 NON-OFFICER EMPLOYEE STOCK INCENTIVE PLAN

This amendment amends the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan (the “Plan”). Section 6 of the Plan is hereby amended to insert the following subparagraph (i):

(i) Stock Option Exchange Program.

(i) In General. Certain Grantees will be permitted to make a one-time exchange (the “Option Exchange Program”) of certain options for a lesser (or, in some cases, an equal) number of new Non-Qualified Stock Options (“Replacement Options”). Subject to part (iii) below, only options having an exercise price that is at least $5.00 per share will be eligible for the exchange (“Eligible Options”). All Grantees except for (1) Officers, (2) Employees hired after January 1, 2003 and (3) Employees located in countries where the Company decides, in its sole discretion, that it is not feasible or practical under local regulations to offer the Option Exchange Program are eligible to participate in the Option Exchange Program (collectively, “Eligible Grantees”). Eligible Options that are tendered by Eligible Grantees will be exchanged for a lesser number of Replacement Options determined in accordance with the option exchange ratios set forth below. The Replacement Options will be granted under the Plan on a date determined by the Board of Directors that is at least six months and one day after the date on which the Eligible Options are surrendered. The Replacement Options will be granted as Non-Qualified Stock Options.

(ii) Exchange Ratios. The number of options that an Eligible Grantee must surrender in order to obtain a Replacement Option is determined by the exchange ratio. For example, an exchange ratio of 1.00 : 3.00 requires that an Eligible Grantee surrender three old options in order to receive one Replacement Option. Various exchange ratios will be set corresponding to the exercise prices of the Eligible Options. The number of Replacement Options granted according to the exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. The number of Replacement Options granted according to the exchange ratios will be adjusted for any forward or reverse stock splits, stock dividends and similar events that occur between the date the old options are cancelled and the date the Replacement Options are granted. Options that were granted within the six months prior to the commencement of the Option Exchange Program that are tendered for exchange will be replaced at a 1.00 : 1.25 exchange ratio.

Tier	Exercise Price	Exchange Ratio
1	$5.00 - $9.99*	1.00 : 1.25
2	$10.00 - $14.99	1.00 : 2.00
3	$15.00 - $19.99	1.00 : 3.00
4	$20.00 and Above	1.00 : 4.00

*	An option will be eligible for the exchange only if its exercise price is at least $5.00 per share. Consequently, certain options may not be eligible for the exchange. However, options granted to a participant in the Option Exchange Program granted within six months of the commencement of the Option Exchange Program are required to be tendered regardless of their exercise price to avoid adverse accounting consequences.

(iii) Options Granted within Six-Months prior to the Option Exchange Program. Once an Eligible Grantee elects to participate in the Option Exchange Program, he or she will be required to tender any options granted within the six months preceding the commencement of the Option Exchange Program (“Six Months Prior Options”). Six Months Prior Options are eligible to be exchanged even if such options have an exercise price that is less than $5.00 per share. This six-month rule is necessary in order to avoid unfavorable accounting treatment for the Replacement Options that would result if a participant in the Option Exchange Program were permitted to keep any options granted within the six months preceding the commencement of the Option Exchange Program.

(iv) Corporate Transaction. In the event a Corporate Transaction occurs between the date the old options are cancelled and the date the Replacement Options are granted, the Board will make it a condition of the Corporate Transaction that, if the Eligible Grantee’s Continuous Status as an Employee, Director or Consultant is not interrupted from the date of the Corporate Transaction through the date the Replacement Options were scheduled to be granted, the successor entity will either (a) grant the Eligible Grantee equivalent options on the date the Replacement Options would have been granted or (b) provide the Eligible Grantee with participation in a reasonably equivalent cash incentive program.

(v) Replacement Options. Subject to possible differences in certain international locations, the Replacement Options will (a) have an exercise price equal to the Fair Market Value of the Company’s Common Stock on the date of the new grant and (b) vest over an eighteen-month period with twenty five percent vesting on the date of grant and an additional twenty five percent vesting on each six-month anniversary of the grant date. Except in certain countries outside the

United States as determined by the Administrator in its sole discretion and except in the case of Six Months Prior Options, the Replacement Options will have a term of three years. The Replacement Options for the Six Months Prior Options will have the same term as the Options they are replacing. All other terms of the Replacement Options will be governed by the Plan.

(vi) Foreign Jurisdictions. In order to facilitate participation in the Option Exchange Program by those Eligible Grantees who are employed by the Company outside the United States, the Administrator may provide for such modifications and additional terms and conditions to the Option Exchange Program as the Administrator may consider necessary or appropriate to accommodate differences in local law, policy or custom, or to facilitate administration of the program.